

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 23, 2018

<u>**Via E-Mail**</u>

Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re:** **RLJ Lodging Trust**
> **Soliciting Material filed pursuant to Rule 14a-12 by Land & Buildings**
>   **Capital Growth Fund, L.P., L & B Real Estate Opportunity Fund, LP,**
>   **Land & Buildings Absolute Value II LLC, Land & Buildings Investment**
>   **Management, LLC, Land & Buildings GP LP, and Jonathan Litt**
> **Filed February 14, 2018**
> **File No. 001-35169**

Dear Ms. Reda:

We have reviewed the above captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Accordingly, please provide your basis for the following:
    - Your disclosure that the Board is "disenfranchising shareholders";
    - Your general statement concerning "Dismal Performance" and an explanation of why the appointment of Robert McCarthy "fails to address" the "glaring need in the boardroom for relevant capital market and REIT experience"; and
    - Your statement asserting the "horrible performance of RLJ shares" over an unspecified time period.

2. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct

without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements that the Board "appears to be more focused on entrenchment and self-preservation than on maximizing value for all shareholders."   In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Joe McCann at (202) 551-6262 or me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions